SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20594


                              SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                           (Amendment No. 1)*



                       Acclaim Entertainment, Inc.

                             (Name of Issuer)

                               Common Stock

                      (Title of Class of Securities)

                                004325205

                              (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Capital Guardian Trust Company
     95-2553868

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)

                                                                    (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California


              5   SOLE VOTING POWER

                  2,180,400


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  2,520,600
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,520,600   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.8%


 12  TYPE OF REPORTING PERSON*

     BK


                  *SEE INSTRUCTION BEFORE FILLING OUT!

                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                              Schedule 13G
               Under the Securities Exchange Act of 1934


Amendment No. 1

Item 1(a)   Name of Issuer:
       Acclaim Entertainment, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
       One Acclaim Plaza
       Glen Cove, NY 11542

Item 2(a)   Name of Person(s) Filing:
       Capital Guardian Trust Company

Item 2(b)   Address of Principal Business Office:
       11100 Santa Monica Boulevard
       Los Angeles, CA  90025-3384

Item 2(c)   Citizenship:   N/A

Item 2(d)   Title of Class of Securities:
       Common Stock

Item 2(e)   CUSIP Number:
       004325205

Item 3   The person(s) filing is(are):

       (b)   [X]   Bank as defined in Section 3(a)(6) of the Act.

Item 4   Ownership

       Capital Guardian Trust Company, a bank as defined in Section 3(a)6 of the Act is deemed to be the beneficial owner of 2,520,600 shares or 4.8% of the 52,111,000 shares of Common Stock believed to be outstanding as a result of its serving as the investment manager of various institutional accounts.

Item 5   Ownership of 5% or Less of a Class: [X]

Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
       Company: N/A

Item 8   Identification and Classification of Members of the Group:  N/A

Item 9   Notice of Dissolution of the Group:  N/A

Item 10   Certification
       belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

   Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        Date:          February 8, 1999 (For the period ended
                       December 31, 1998)


        Signature:     *David I. Fisher

        Name/Title:    David I. Fisher, Chairman

                       Capital Guardian Trust Company




        *By

               Michael J. Downer
               Attorney-in-fact

               Signed pursuant to a Power of Attorney dated January 29, 1999 included as an Exhibit to this Schedule 13G filed with the Securities and Exchange Commission.





POWER OF ATTORNEY
	The undersigned do hereby appoint Michael J. Downer, Kristine Nishiyama and Kenneth R. Gorvetzian, and each of them, acting singly, with full power of substitution, as the true and lawful attorney of the undersigned, to sign on behalf of the undersigned in respect of the ownership of equity securities deemed held by the undersigned, Capital Guardian Trust Company, Capital Group
International, Inc., Capital International, Inc., Capital International K.K., Capital International Limited, Capital International S.A., and Emerging Markets Growth Fund, Inc., and to be reported pursuant to Sections 13(d), 13(f) and 13(g) of the Securities Exchange Act of 1934, as amended, and to execute joint filing agreements with respect to such filings.

	IN WITNESS WHEREOF, this Power of Attorney, has been executed as of the 29th day of January, 1999.

Capital Group International, Inc.
Capital Guardian Trust Company
/s/David I. Fisher
Name:  David I. Fisher
Title:	 Chairman

Capital International, Inc.
Capital International K.K.
Capital International Limited
Emerging Markets Growth Fund, Inc.
/s/David I. Fisher
Name:  David I. Fisher
Title:Vice Chairman

Capital International S.A.
/s/David I. Fisher
Name:  David I. Fisher
Title: President du Conseil